UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM

1.	Minutes of the Board of Directors’ Meeting Held on March 3, 2021.

2.	Minutes of the Board of Officers’ Meeting Held on March 3, 2021.

3.	Minutes of the Audit, Risk Management and Finance Committee’s Meeting Held on March 2, 2021.

4.	Minutes of the Fiscal Council’s Meeting Held on March 1, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ José Antonio de Almeida Filippo
Name:	José Antonio de Almeida Filippo
Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
Name:	Itamar Gaino Filho
Title:	Chief Legal and Compliance Officer

Date: March 8, 2021

Item 1

Minutes of the Board of Directors’ Meeting Held on March 3, 2021.

NATURA &CO HOLDING S.A.

CNPJ/ME No. 32.785.497/0001-97	Publicly-Held Company	NIRE 35.3.0053158-2

Minutes of the Board of Directors’ Meeting

Held on March 3, 2021

I.         Date, Time and Place: On March 3, 2021, at 10:00 a.m., by conference call.

II.       Call Notice: Waived due to the attendance, by conference call, of all members of the Board of Directors, pursuant to paragraph 2, article 15 of the bylaws of Natura &Co Holding S.A. (“Company”).

III.      Quorum: All members of the Company’s Board of Directors were in attendance, namely: Guilherme Peirão Leal, chairman of the meeting and Co-Chairman of the Board of Directors; Antônio Luiz da Cunha Seabra, Co-Chairman of the Board of Directors; Pedro Luiz Barreiros Passos, Co-Chairman of the Board of Directors; Roberto de Oliveira Marques, Executive Chairman of the Board of Directors; Gilberto Mifano, independent board member; Carla Schmitzberger, independent board member; Fábio Colletti Barbosa, independent board member; Jessica DiLullo Herrin, independent board member; Ian Martin Bickley, independent board member, Nancy Killefer, independent board member, W. Don Cornwell, independent board member, and Andrew George McMaster Jr., independent board member. Mr. Moacir Salzstein, secretary of the meeting, was also present. Messrs. Eduardo Rogatto Luque and Helmut Bossert, members of the Fiscal Council, were also present, pursuant to article 163, §3 of Law No. 6,404/76. Mr. Carlos Elder Maciel de Aquino, member of the Fiscal Council, was also invited to participate in meeting, not having attended.

IV.      Presiding Board: Mr. Guilherme Peirão Leal chaired the meeting and invited Mr. Moacir Salzstein to act as secretary.

V.       Agenda: To resolve on the recommendation of the approval, by the Company’s shareholders to meet at the Company’s ordinary and extraordinary general meetings to be held on April 16, 2021 (“OEGM”), of the management’s annual report, of the financial statements and of the explanatory notes, together with the draft of the external independent auditors’ opinion and favorable opinion of the Audit, Risk Management and Finance Committee and proposal of allocation of the result of year, related to the fiscal year ended on December 31, 2020.

VI.      Resolutions: After discussions related to the matters included in the Agenda, and having in view the reviewed information received by the Company, the members of the Board of Directors unanimously and without any reservation approved the recommendation, in accordance with the provisions of article 142, item V, of Law No. 6,404/76 and of article 20, item X of the Company’s Bylaws, the approval, by the Company’s shareholders to meet at the OEGM, of the annual report of the management, of the financial statements and of the explanatory notes together with the draft of external independent auditors’ opinion, favorable opinion of the Audit, Risk Management and Finance Committee and favorable manifestation of the Board of Officers, as well as the proposal of allocation of the losses assessed in the year ended on December 31, 2020 in the retained losses account of the Company, as registered in the Company’s financial statements, pursuant to article 189 of Law No. 6,404/76, such documents which will be disclosed on March 4, 2021 and published in the Official Gazette of the State of São Paulo and in newspaper Valor Econômico on March 5, 2021.

VII.     Closing: The Chairman thanked everyone for being present and declared the meeting adjourned, suspended the meeting for these minutes to be drafted, which, after being read, discussed and found to be in order, were approved and signed by the board and by the attending members.

São Paulo, March 3, 2021.

These minutes are a true copy of the original drafted in the proper book.

 Moacir Salzstein

 Secretary

Item 2

Minutes of the Board of Officers’ Meeting Held on March 3, 2021.

NATURA &CO HOLDING S.A.

CNPJ/ME No. 32.785.497/0001-97	Publicly-Held Company	NIRE 35.3.0053158-2

Minutes of the Board of Officers’ Meeting

Held on March 3, 2021

I.         Date, Time and Place: March 3, 2021, at 8 a.m., through conference call.

II.       Call Notice: Waived due to the attendance of all members of the Board of Officers of Natura &Co Holding S.A. (“Company” or “Natura &Co”), under paragraph 2, article 15 of the Company’s Bylaws.

III.      Quorum: All members of the Company’s Board of Officers were in attendance, namely: José Antonio de Almeida Filippo – Financial Officer; Itamar Gaino Filho – Legal and Compliance Officer; Joselena Peressinoto Romero – Purchase and Operations Global Officer; João Paulo Brotto Goncalves Ferreira – Executive Officer for Latin America; Moacir Salzstein – Corporate Governance Officer; and Viviane Behar de Castro – Investor Relations Officer.

IV.      Presiding Board: Mr. José Antonio de Almeida Filippo chaired the meeting, and invited Mr. Itamar Gaino Filho to act as secretary.

V.       Agenda: To resolve on the management’s annual report, the financial statements and the explanatory notes, accompanied by the draft of the external independent auditors’ opinion, for the fiscal year ended on December 31, 2020, and their submission to the Board of Directors.

VI.      Resolutions: Having examined and discussed the matter contained in the Agenda, the members of the Board of Officers unanimously and with no reservation approved the management annual report, the financial statements and the explanatory notes, accompanied by the draft of the external independent auditors’ opinion, for the fiscal year ended on December 31, 2020 and their submission to the appreciation of the Board of Directors.

VII.     Adjournment: The Chairman thanked everyone for being present and declared the meeting adjourned, but first he suspended the meeting so that these minutes could be drafted, which, after being read, discussed and found to be in order, were approved and signed by the presiding board and by the attending officers.

São Paulo, March 3, 2021.

The above matches the original minutes drawn up in the proper book.

 Itamar Gaino Filho

 Secretary

Item 3

Minutes of the Audit, Risk Management and Finance Committee’s Meeting Held on March 2, 2021.

NATURA &CO HOLDING S.A.

CNPJ/ME No. 32.785.497/0001-97	Publicly-Held Company	NIRE 35.3.0053158-2

MINUTES OF THE MEETING OF THE AUDIT,

RISK MANAGEMENT AND FINANCE COMMITTEE HELD ON MARCH 2, 2021

I.                Date, Time and Place: On March 2, 2021, at 1:45 p.m., by conference call.

II.               Quorum: All members of the Audit, Risk Management and Finance Committee (“Audit Committee”) were in attendance, namely: Roberto de Oliveira Marques, Gilberto Mifano, Fábio Colletti Barbosa, Andrew George McMaster Jr. and Luiz Carlos Passetti. Mr. Moacir Salzstein, secretary of the meeting, was also present.

III.             Presiding Board: Mr. Gilberto Mifano presided over the meeting and invited Mr. Moacir Salzstein to act as secretary.

IV.             Agenda: review, in accordance with Article 2.3 and 4.1(iii) of the Audit Committee’s Internal Rules, the Company’s financial statements related to the fiscal year ended on December 31, 2020.

V.              Resolutions: after analyzing and discussing the agenda, the members of the Company's Audit Committee, by unanimous vote and without qualifications, expressed themselves in favor of the Company's financial statements for the fiscal year ended on December 31, 2020 and committed to present a recommendation for the approval of such statements to the Board of Directors.

VI.             Closing: The Chairman declared the meeting adjourned and suspended the meeting for the drafting of these minutes, which, after being read, discussed and found to be in order, were approved and signed by the board, by the attending members and by the external advisor.

São Paulo, March 2, 2021.

[signatures follow on the next page]

[signature page of the Minutes of the Meeting of the Audit, Risk Management and Finance Committee Meeting of Natura &Co Holding S.A., dated March 2, 2021]

Presiding Board:

Gilberto Mifano Chairman of the Meeting	Moacir Salzstein Secretary of the Meeting

Members of the Audit Committee:

Roberto de Oliveira Marques	Gilberto Mifano

Fábio Colletti Barbosa	Andrew George McMaster Jr.

Luiz Carlos Passetti

Item 4

Minutes of the Fiscal Council’s Meeting Held on March 1, 2021.

NATURA &CO HOLDING S.A.

CNPJ/ME No. 32.785.497/0001-97	Publicly-Held Company	NIRE No. 35.300.531.582

Minutes of the FISCAL Council’s Meeting

Held on MARCH 1, 2021

I.         Date, Time and Place: March 1, 2021, at 12 p.m., through conference call.

II.       Call Notice: The call notice was waived, in view of the attendance of all acting members of the Fiscal Council of Natura &Co Holding S.A. (“Company” or “Natura &Co”).

III.      Quorum: All Fiscal Council Members were present via videoconference, following the guidelines for Covid-19 prevention.

IV.      Presiding Board: Mr. Eduardo Rogatto Luque presided over the meeting, and he invited Mr. Moacir Salzstein to act as secretary.

V.       Agenda: To analyze the management’s annual report, the financial statements and the explanatory notes, accompanied by the draft of the opinion of the independent external auditors, for the fiscal year ended on December 31, 2020, in compliance with the provision of Article 163, item VII, of Law No. 6,404/76 and Articles 4 and 5 of the Internal Rules of the Fiscal Council of Natura &Co.

VI.      Presentations:

a.        Mr. José Antonio de Almeida Filippo, Chief Financial Officer of the Company, presented to the Fiscal Council members the operating and financial results of the Company and its subsidiaries for the fiscal year ended on December 31, 2020.

b.        Subsequently, Ms. Mercedes Stinco, Risk Officer, updated the Fiscal Council on the current status of the Company's SOX (Sarbanes-Oxley Act) Program, relating to the works carried out by the Company in this respect, until December 31, 2020.

c.        The representatives of PricewaterhouseCoopers Auditores Independentes (“PwC”) presented to the Fiscal Council members the results of the audit works conducted by PwC regarding the fiscal year ended on December 31, 2020.

VII.    Resolutions:

a.        After the questions deemed necessary by the Fiscal Council members were made, with respect to the operating and financial results of the Company and of its subsidiaries, and after they received the requested clarifications, the Fiscal Council members were satisfied with the presentation made by Mr. José Antonio de Almeida Filippo.

b.        After the questions deemed necessary by the Fiscal Council members were made, with respect to the status of the Company's SOX (Sarbanes-Oxley Act) Program, and after they received the requested clarifications, the Fiscal Council members were satisfied with the presentation made by Ms. Mercedes Stinco.

c.        Considering the draft of the report to be issued without reservations by PwC, the acting members of the Fiscal Council were favorable to the filing of the management annual report, of the financial statements and of the explanatory notes, accompanied by the opinion of the external independent auditors, for the fiscal year ended on December 31, 2020, prepared in accordance with the regulations of the Brazilian Securities and Exchange Commission - CVM and with the applicable accounting rules. In addition, they were favorable to the approval, at the shareholders' Annual General Meeting, of the management annual report, of the financial statements relating for the fiscal year ended on December 31, 2020 and of the results allocation in the form provided in the financial statements.

VIII.       Adjournment: There being nothing further to discuss, the Chairman of the Company’s Fiscal Council thanked all for their presence and ordered the adjournment of the meeting, and these minutes were drawn up, which, after being read and found to be in order, were signed by all Fiscal Council Members attending the meeting. After issue of the final opinion of the PwC auditors without reservations, the respective opinion of the Fiscal Council (Exhibit I) shall be issued in accordance with the provisions of the Company's Bylaws, and in accordance with Article 163, II, of Law No. 6,404/76, as amended, and with its Internal Rules.

São Paulo, March 1, 2021.

Presiding Board:

Eduardo Rogatto Luque Chairman	Moacir Salzstein Secretary

Fiscal Council Members in attendance:

Eduardo Rogatto Luque	Carlos Elder Maciel de Aquino

Helmut Bossert

 NATURA &CO HOLDING S.A.

National Register of Legal Entities of the Ministry of Economy (CNPJ/ME) No. 32.785.497/0001-97	Publicly-Held Company	State Registration (NIRE) No. 35.300.531.582

FISCAL Council's Opinion

The Fiscal Council of Natura &Co Holding S.A. (“Company”), in accordance with the duties provided for in the Company's Bylaws, in its Internal Rules and in the items of Article 163 of Law No. 6,404/76, as amended, examined: (a) the auditor's report issued without reservations by PricewaterhouseCoopers Auditores Independentes and (b) the report on the Company's performance made by the Chief Financial Officer. Based on the documents examined and on the clarifications provided, the undersigned acting Fiscal Council members were favorable to the approval, at the shareholders' Annual General Meeting, of the Annual Management Report, of the Financial Statements for the fiscal year ended on December 31, 2020 and of the allocation of the results of said fiscal year, in the form set forth in the Financial Statements.

São Paulo, March 4, 2021.

Eduardo Rogatto Luque	Carlos Elder Maciel de Aquino

Helmut Bossert